[iMagicTV logo]

                                                                   news release

                    iMagicTV Reports First Quarter Results
                          All amounts in U.S. Dollars

SAINT JOHN, NEW BRUNSWICK, CANADA (June 27, 2002) -- iMagicTV (Nasdaq: IMTV and TSX: IMT), a provider of software products that allow telephone companies and other service providers to deliver multi-channel television and interactive media services over high-speed broadband networks, today announced its financial results for the first fiscal quarter of 2003 ended May 31, 2002.

   Revenues for the first quarter were $724,000 compared with $1.7 million in the first quarter of last year. The decrease in revenue is the result of a decrease in license fee revenues, as customers continue to delay the transition between trials and commercial deployment. As a result of the cost containment efforts and restructuring initiatives implemented during fiscal 2002, total operating expenses decreased $2.9 million to $3.9 million for the first quarter of fiscal 2003 from $6.8 million for the first quarter of fiscal 2002. The net loss for the first quarter of fiscal 2003 was $3.3 million, or $0.13 per basic share, compared to a net loss of $5.4 million, or $0.22 per basic share, for the first quarter of fiscal 2002. As of May 31, 2002, iMagicTV had $43.2 million in cash and short-term investments, compared to $46.0 million as of our year ended February 28, 2002.

   "We are extremely focused on winning new customers and increasing revenue," said Gerald L. Pond, iMagicTV chief executive officer. "We have strengthened our executive management team, aligned our Company resources and increased our partner channel efforts to identify and integrate more closely with our customers to address their specific requirements for creating revenue generating applications.

   "The broadband market is showing signs of improvement," Pond added. "Our partner channels are generating increased interest in iMagicTV's products, especially in Europe. We are exploring new niche applications and markets for our software, including hospitality and broadband video entertainment to the personal computer. The prices of set top boxes are dropping and more manufacturers are entering the market, providing more opportunities on which to deploy our software platform. Our cash reserves allow us to continue to drive innovation through our research and development efforts in order to maintain our predominant market position. After meeting with several of our key customers recently, I am even more encouraged about our position in the market and prospects for the deployment of broadband entertainment services."

About iMagicTV

   iMagicTV (Nasdaq: IMTV and TSX: IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's

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iMagicTV Reports First Quarter Results

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June 27, 2002
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software can be deployed over high-speed broadband networks including ADSL,
VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

   Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, U.K., its Asia Pacific headquarters in Singapore and its U.S. headquarters in Atlanta. For more information, visit www.imagictv.com.

   Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute forward-looking statements. The words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Statements regarding iMagicTV's projections or strategies also constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of future results, performance or achievement and are subject to certain risks, uncertainties and assumptions, including those matters specifically discussed herein, general economic conditions, conditions in the telecommunications industry, and matters discussed in iMagicTV's filings with the U.S. Securities and Exchange Commission (SEC). These and other factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. We do not undertake any obligation to update any forward-looking statement contained in this release.






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iMagicTV Reports First Quarter Results
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June 27, 2002
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                                 ImagicTV Inc.
               Consolidated Statements of Operations (unaudited)
            (In thousands of U.S. dollars, except per share amounts)

                                                      Three months
                                                          ended
                                                         May 31,
                                                      2002     2001
----------------------------------------------------------------------
Revenues:
  License fees                                       $    --  $   522
  Royalty fees                                           491       82
  Services                                               233    1,046
----------------------------------------------------------------------
Total revenues                                           724    1,650
Cost of revenues:
  Services                                               429      810
----------------------------------------------------------------------
Total cost of revenues                                   429      810
Gross profit                                             295      840
Operating expenses:
  Sales and marketing                                  1,458    3,024
  Research and development                             1,458    2,251
  General and administrative                             946    1,545
----------------------------------------------------------------------
Total operating expenses                               3,862    6,820
Loss from operations                                  (3,567)  (5,980)
Interest income, net                                     179      666
Foreign exchange gain                                    144       15
----------------------------------------------------------------------
Loss before provision for income taxes                (3,244)  (5,299)
Provision for income taxes                               (54)    (139)
----------------------------------------------------------------------
Net loss for the period                              $(3,298) $(5,438)
======================================================================
Basic and diluted net loss per share                 $ (0.13) $ (0.22)
======================================================================
Weighted average number of shares used in
 computing basic and diluted net loss
 per share (000's)                                    24,672   24,596
======================================================================
Adjusted net loss:
  Net loss for the period                            $(3,298) $(5,438)
  Add back of non-cash charges:
    Stock-based compensation                              42      192
    Depreciation                                         500      436
----------------------------------------------------------------------
Adjusted net loss for the period                     $(2,756) $(4,810)
======================================================================
Adjusted basic and fully diluted net loss per share  $ (0.11) $ (0.20)
======================================================================

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iMagicTV Reports First Quarter Results

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June 27, 2002
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                                 ImagicTV Inc.
                          Consolidated Balance Sheets
            (In thousands of U.S. dollars, except number of shares)

                                                     May 31,   February 28,
                                                      2002         2002
---------------------------------------------------------------------------
                                                   [unaudited]
Assets
Current assets:
  Cash and cash equivalents                          $16,343     $45,641
  Short-term investments                              26,902         359
  Accounts receivable, trade, net of allowance of
   nil                                                   275         448
    [February 28, 2002--nil]
  Prepaid expenses, deposits and other receivables       951         904
---------------------------------------------------------------------------
Total current assets                                  44,471      47,352
Capital assets                                         2,044       2,133
---------------------------------------------------------------------------
Total assets                                         $46,515     $49,485
===========================================================================
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                   $   700     $   667
  Accrued liabilities                                  1,274       1,083
  Deferred revenue                                       425         437
  Current portion of long-term debt                       10           9
---------------------------------------------------------------------------
Total current liabilities                              2,409       2,196
Long-term debt                                         1,564       1,496
Shareholders' equity:
  Authorized:
    Unlimited common shares, no par value
    Unlimited preferred shares, no par value
  Issues and outstanding:
    24,678,063 common shares
      (February 28, 2002--24,669,336)                 85,703      85,698
    Nil preferred                                         --          --
  Deferred stock-based compensation                     (351)       (393)
  Accumulated deficit                                (42,284)    (38,986)
  Reporting currency translation adjustment             (526)       (526)
---------------------------------------------------------------------------
Total shareholders' equity                            42,542      45,793
---------------------------------------------------------------------------
Total liabilities and shareholders' equity           $46,515     $49,485
===========================================================================






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iMagicTV Reports First Quarter Results
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NOTE TO MEDIA, ANALYSTS AND INVESTORS:

Media, analysts and investors are invited to participate in a conference call to review iMagicTV's fiscal 2003 first quarter financial results.

Thursday, June 27, 2002--4:30 pm (Eastern Time)

To participate in this conference call, please call the following number approximately five minutes before the call (4:25 pm Eastern Time):

                                 913-981-5507

If you experience problems during the call or reaching the number above, please call Kristina Korte at Corporate Communications Inc. at (615) 254-3376.

You can also access the conference call via an audio Web cast by visiting the following link:

http://companyboardroom.com

A replay of the conference call will be available at this web site for a period of 30 days. A telephonic replay of the conference call will be available for seven days after the call and can be accessed by calling 719-457-0820 and entering the passcode 743993.

Investor Relations Contact:

Tracy Torena
iMagicTV
800-660-0333
ttorena@imagictv.com

Media Contact:
Rob Begg
ImagicTV
800-660-0333
rbegg@imagictv.com





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